UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

Bradford T. Whitmore
1603 Orrington Ave., Suite 900
Evanston, Illinois  60201
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       27,147,889 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        3,034,710 shares
Each
Reporting     9 Sole Dispositive Power
Person          27,147,889 shares
With
             10 Shared Dispositive Power
                3,034,710 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
30,182,599 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

62.7%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    601,410 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                601,410 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
601,410 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.3 %

14. Type of Reporting Person (See instructions)
PN

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    2,433,300 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                2,433,300 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,433,300 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

5.1%

14. Type of Reporting Person (See instructions)
PN

Schedule 13D/A

CUSIP No. 630079101 Page 5 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,034,710 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                3,034,710 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
3,034,710 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

6.3%

14. Type of Reporting Person (See instructions)
CO

Schedule 13D/A

CUSIP No. 630079101 Page 6 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

BRO-GP,LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        2,433,300 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                2,433,300 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
2,433,300 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

5.1%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 630079101 Page 7 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

INV-GP, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        601,410 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                601,410 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
601,410 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.3%

14. Type of Reporting Person (See instructions)
OO

Page 8 of 10 Pages

The undersigned hereby amends its Schedule 13D as filed on September 19, 2003 and as previously amended relating to the Common Stock of Nanophase Technologies Corporation.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 2.  Identity and Background

(a) The statement is filed by Grace Brothers, LP, a Delaware limited partnership ("Grace"), Grace Investments,
LP, a Delaware limited partnership ("Grace Investments"),
BRO-GP, LLC, a Delaware Limited Liability Company, INV-GP,
LLC, a Delaware Limited Liability Company, Bradford T.
Whitmore ("Whitmore"), and Spurgeon Corporation
("Spurgeon") (the "Filers"). Spurgeon and BRO-GP, LLC are the general partners of Grace. Spurgeon and INV-GP, LLC are the general partners of Grace Investments.
Whitmore is the manager and sole member of both BRO-GP, LLC and INV-GP, LLC.

(b) The business address of Grace, Grace Investments,
BRO-GP, LLC, INV-GP, LLC and Whitmore is 1603 Orrington
Avenue, Suite 900, Evanston, Illinois 60201. The business address of Spurgeon is 407 S. Third Street, Suite 230,
Geneva, Illinois 60134.

(c) The principal business of Grace and Grace Investments is to purchase, sell, invest, and trade in securities.
The principal business of BRO-GP, LLC is that of being a general partner of Grace. The principal business of INV-GP, LLC is that of being a general partner of Grace
Investments. Whitmore's principal occupation is that of being the manager of BRO-GP, LLC and INV-GP, LLC. The principal business of Spurgeon is that of being a general partner of Grace and Grace Investments.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace and Grace Investments are each a Delaware limited partnership. BRO-GP, LLC and INV-GP, LLC are each a Delaware limited liability company. Spurgeon is an Illinois corporation. Whitmore is a citizen of the United States.

Page 9 of 10 Pages

Item 4.  Purpose of Transaction

On November 13, 2019, Whitmore entered into an agreement to purchase from the Company a 2% Second Secured Convertible
Note, in the principal sum of $2,000,000, due May 15, 2024
(the "Note"). The closing of the purchase transaction, and the funding contemplated by the Note, will be as agreed by the parties, on or about November 20, 2019. The note is convertible into 10,000,000 shares of Commmon Stock, if and when the Company has filed an amendment to its Certificate of Incorporation (the "Certificate Amendment") pursuant to which the Company's authorized shares of Common Stock will be increased by an amount sufficient to satisfy the conversion rights under the Note. Following the Certificate
Amendment the Note is convertible at the discretion of the holder. If the Certificate Amendment is not filed by December 31, 2019, the Note is immediately due and payable.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the
Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing:

(1) Grace Brothers, LP beneficially owns 2,433,300 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock. As general partners of Grace Brothers, LP, Spurgeon and BRO-GP, LLC each may be deemed to share beneficial ownership of these 2,433,300 shares of Common Stock. Spurgeon and BRO-GP, LLC otherwise disclaim beneficial ownership.

(2) Grace Investments, LP beneficially owns 601,410 shares of Common Stock, representing approximately 1.3% of the outstanding shares of Common Stock. As general partners of Grace Investments, LP, Spurgeon and INV-GP, LLC may be deemed to share beneficial ownership of these 601,410 shares of Common Stock. Spurgeon and INV-GP, LLC otherwise disclaim beneficial ownership.

(3) Following the Certificate Amendment, Whitmore will be the beneficial owner of 27,147,889 shares of Common Stock.
As the manager and sole member of both
BRO-GP, LLC and INV-GP, LLC, Whitmore may be deemed the indirect beneficial owner of 3,034,710 shares of stock beneficially owned by those entities, for a total beneficial ownership of 30,182,599 shares, or 62.7% of the outstanding shares of Common Stock.

(b) Grace Brothers, LP:  shared voting power (with BRO-GP,
LLC, Whitmore and Spurgeon)
2,433,300 Shares of Common Stock

Grace Investments, LP:  shared voting power (with INV-GP,
LLC, Whitmore and Spurgeon)
601,410 Shares of Common Stock

Whitmore:  shared voting power (with Grace Brothers, LP,
Grace Investments, LP, BRO-GP, LLC, INV-GP, LLC and Spurgeon)
3,034,710 Shares of Common Stock;
and
sole voting power
27,147,889 Shares of Common Stock

Spurgeon:  shared voting power (with Grace Brothers, LP,
Grace Investments, LP, BRO-GP, LLC, INV-GP, LLC and Whitmore)
3,034,710 Shares of Common Stock

(c) The transactions effected by the Filers during the past sixty days are set forth in Schedule A.

Page 10 of 10 Pages

Item 7.  Items to be Filed as Exhibits

Exhibit 1 - Nanophase Technologies Corporation Securities
Purchase Agreement

Exhibit 2 - 2% Second Secured Convertible Note

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: November 15, 2019

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Manager: INV-GP, LLC
Its:  General Partner

Grace Brothers, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Manager: BRO-GP, LLC
Its:  General Partner

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

SCHEDULE A

TRADE ACTIVITY FOR NANOPHASE TECHNOLOGIES, CORP.
EFFECTED BY BRADFORD T. WHITMORE FOR THE PREVIOUS
60 DAYS.

                               Amount of    Price per
Date        Security           Principal    Note
                               Purchased
11/13/2019  2% Second Secured  $2,000,000   $100
            Convertible Notes
            Due 2024
            (Convertible at
            $.20 per share of
            Common Stock


Exhibit 1
NANOPHASE TECHNOLOGIES CORPORATION SECURITIES PURCHASE
AGREEMENT
SECURITIES PURCHASE AGREEMENT ("Agreement") dated as of November 13, 2019 by and between BRADFORD T. WHITMORE, an individual ("Whitmore" or "Purchaser") and NANOPHASE TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company").
W I T N E S S E T H:
WHEREAS, the Company, and its subsidiary, SOLESENCE, LLC, a Delaware limited liability company ("SLLC"), have a need for working capital;
WHEREAS, the Company desires to sell and issue to the Purchaser, and the Purchaser now wishes to purchase from the Company, a 2% Second Secured Convertible Notes due 2024, in the form attached hereto as Exhibit A (the "Convertible
Note") convertible into shares (the "Conversion Shares") of the Company's common stock, par value $0.01 per share
("Common Stock");
WHEREAS, the Company, the Purchaser and SLLC desire to enter into a Commercial Security Agreement in the form attached hereto as Exhibit B (the "Security Agreement") to secure the obligations of the Company under the Convertible Note by a perfected junior lien on all of the assets of the Company and SLLC; and WHEREAS, pursuant to Common Stock Purchase Agreement, dated as May 13, 2019 between the Company and Purchaser (as amended from time to time, the "CSPA"), the Company agreed, under certain circumstances, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), certain of its Common Stock then being acquired by Purchaser and the parties hereto desire to amend the CSPA to include the Conversion Shares in said registrations.
NOW, THEREFORE, in consideration of the foregoing premises and the covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I

Purchase and Sale of Convertible Note
Section 1.1
Issuance of Convertible Note. Upon the following terms and conditions, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, the Convertible Note in the principal amount of $2,000,000.00.
Section 1.2
Purchase Price. The purchase price for the Convertible Notes to be paid by Purchaser (the "Purchase Price") shall be its face value.
Section 1.3
Loan Documents. On the Closing Date, (a) the Purchaser, the Company and SLLC shall execute the Security Agreement to secure the Company's obligations under the Convertible Note by a junior priority lien on the assets of the Company and SLLC, subordinate only to the Permitted Liens (defined below), (b) the UCC-1 Financing Statements and the Patent and Trademark Financing Statements shall be executed and filed as applicable. Collectively, the Purchase Agreement and the Convertible Note shall be referred to as the "Transaction Documents", and the Security Agreement, the UCC-1 Financing Statements and the Patent and Trademark Financing Statements, all as amended (as applicable), shall be referred to as the "Loan Documents".
Section 1.4
The Closing and Amendment.
(a) Timing. Subject to the fulfillment or waiver of the conditions set forth in Article IV hereof, the purchase and sale of the Convertible Notes shall take place at a closing (the "Closing"), to be held on or about November 20, 2019 (the "Closing Date").
(b) Form of Payment and Closing. On the Closing Date, the Company shall deliver to the Purchaser the Convertible Note purchased and paid for by it hereunder, issued in the name of the Purchaser. Subject to the applicable conditions set forth in Section 4.2 below, on the Closing Date, the Purchaser shall pay the Purchase Price by wire transfer of immediately available funds to an account designated in writing by the Company. In addition, each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the Closing, as specified in Article IV below. Subject to the payments of the Purchase Price in accordance with this Agreement, the Convertible Note will be fully paid for by the Purchaser as of the Closing Date.
(c) Amendment. Prior to December 31, 2019, the Company shall
(i) obtain board and shareholder approval for an amendment to its Certificate of Incorporation (the "Certificate Amendment") pursuant to which the Company's authorized shares of Common Stock are increased by an amount sufficient to satisfy the conversion rights under the Convertible Note purchased hereunder, and (ii) duly execute and file the Certificate Amendment with the Delaware Secretary of State and any other governmental offices as may be necessary to carry out its intent. The Company's failure of comply with (i) and (ii) above shall result in the Convertible Note being immediately due and payable as set forth therein.
ARTICLE II

Representations and Warranties
Section 2.1
Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to Purchaser as of the date hereof:
(a) Organization and Qualification; Material Adverse Effect. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company has no subsidiaries other than SLLC. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, (x) adversely affect the legality, validity or enforceability of any of the Transaction Documents or Loan Documents in any material respect, (y) have a material adverse effect on the results of operations, assets, or financial condition of the Company or (z) adversely impair in any material respect the Company's ability to perform fully on a timely basis its obligations under the Transaction Documents and the Loan Documents (a "Material Adverse Effect").

Exhibit 2
2% SECOND SECURED CONVERTIBLE NOTE

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF
1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THIS NOTE DOES NOT REQUIRE PHYSICAL SURRENDER OF THE
NOTE IN THE EVENT OF A PARTIAL REDEMPTION OR CONVERSION. AS A RESULT, FOLLOWING ANY REDEMPTION OR CONVERSION OF ANY PORTION OF THIS NOTE, THE OUTSTANDING PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE MAY BE LESS THAN THE PRINCIPAL AMOUNT AND ACCRUED INTEREST SET FORTH BELOW.

2% SECOND SECURED CONVERTIBLE NOTE DUE MAY 15, 2024 OF
NANOPHASE TECHNOLOGIES CORPORATION
Note No.: 2019-1
Original Principal Amount: $2,000,000.00
Issuance Date: November 20, 2019
Evanston, Illinois

FOR VALUE RECEIVED, NANOPHASE TECHNOLOGIES CORPORATION, a
Delaware corporation (the "Company") hereby promises to pay to the order of BRADFORD T. WHITMORE or its registered assigns or successors-in-interest ("Holder") the principal sum of TWO MILLION U.S. DOLLARS (U.S. $2,000,000.00) together with all accrued but unpaid interest thereon, if any, on May 15, 2024 ("Maturity Date"), to the extent such principal amount and interest has not been converted into the Company's Common Stock, $0.01 par value per share (the
"Common Stock"), in accordance with the terms hereof.
Interest on the unpaid principal balance hereof shall accrue at the rate of 2% per annum from the original date of issuance, November 20, 2019 (the "Issuance Date").
Notwithstanding anything contained herein, this Note shall bear interest on the due and unpaid Principal Amount from and after the occurrence and during the continuance of an Event of Default pursuant to Section 5(a), at the rate (the
"Default Rate") equal to the lower of twelve percent (12%) per annum or the highest rate permitted by law. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees (including late charges, if applicable) and any remaining amount to principal.

Except as otherwise provided herein, all payments of principal and interest (including late charges, if applicable) on this Note shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Note or by Company check. This Note may not be prepaid in whole or in part except as otherwise provided herein. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Securities Purchase Agreement dated on or about the Issuance Date pursuant to which the Notes were originally issued (the "Purchase Agreement"). For purposes hereof the following terms shall have the meanings ascribed to them below:
"Business Day" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the City of Chicago are authorized or required by law or executive order to remain closed.
"Certificate Amendment" shall have the meaning set forth in the Purchase Agreement.
"Change in Control Transaction" means (a) the disposition by the Company of all or substantially all of its assets, whether in one transaction or in a series of related transactions, to an unaffiliated buyer for value and (b) any sale by the Company of its stock or of instruments or securities convertible into or exchangeable for its stock, or any merger, consolidation, conversion or reorganization of the Company, in one transaction or in a series of related transactions pursuant to which the persons owning the right to receive distributions and dividends declared and paid on the Company's stock (including any holders of instruments and securities convertible into or exchangeable for the Company's stock which are entitled pursuant to their terms to participate in such distributions and dividends) immediately before such transaction or series of related transactions own less than half of the right to receive such distributions and dividends immediately after such transaction or series of related transactions.
"Conversion Ratio" means, at any time, a fraction, of which the numerator is the entire outstanding Principal Amount of this Note (or such portion thereof that is being redeemed or repurchased), and of which the denominator is the then applicable Conversion Price.
"Conversion Price" shall equal USD 0.20 (which Conversion Price shall be subject to adjustment as set forth herein). "Conversion Shares" means the shares of Common Stock into which the Notes are convertible (including repayment in Common Stock as set forth herein) in accordance with the terms hereof and the Purchase Agreement.
"Convertible Securities" means any convertible securities, warrants, options or other rights to subscribe for or to purchase or exchange for, shares of Common Stock.
"CSPA" means the Common Stock Purchase Agreement, dated as May 13, 2019 between the Company and Holder, as amended from time to time.
"Debt" shall mean indebtedness of any kind.
"Effective Date" means the date on which a Registration Statement covering all the Conversion Shares and other Registrable Securities (as defined in the CSPA) is declared effective by the Securities and Exchange Commission.
"Exchange Act" shall mean the Securities Exchange Act of
1934, as amended.
"Market Price" shall equal the average of the VWAP for each of the twenty (20) Trading Days, excluding the five
(5) highest Trading Days (i.e. the Trading Days with the highest VWAP) from the average, immediately preceding the date on which such Market Price is being determined. "Principal Amount" shall refer to the sum of (i) the original principal amount of this Note, (ii) all accrued but unpaid interest hereunder, and (iii) any default payments owing under the Transaction Documents but not previously paid or added to the Principal Amount.
"Principal Market" shall mean the OTCQB trading marketplace or such other principal market or exchange on which the Common Stock is then listed for trading. "Registration Statement" shall have the meaning set forth in the Purchase Agreement.
"Securities Act" shall mean the Securities Act of 1933, as amended.
"Trading Day" shall mean (x) if the Common Stock is listed on the New York Stock Exchange, the American Stock
Exchange or Nasdaq Stock Market, a day on which there is trading on such stock exchange, or (y) if the foregoing provisions are inapplicable, a day on which quotations are reported by OTC Markets Group.
"VWAP" shall mean the daily volume weighted average price of the Common Stock on the Principal Market as reported by Bloomberg Financial L.P. (based on a trading day from 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time) using the AQR function on the date in question.

The following terms and conditions shall apply to this Note:
Section 1.
Payments of Principal and Interest.
(a) Interest. This Note shall accrue interest monthly (commencing on the Issuance Date) at a rate of 2% per annum. Interest shall be paid semi-annually on 15th day of May and November each year commencing on May 15, 2020 until this note is paid in full, or such earlier date upon acceleration or by conversion or redemption in accordance with the terms hereof or of the other Transaction Documents.
(b) Payment of Principal. Subject to the provisions hereof, the Principal Amount of this Note shall be due and payable in cash on the Maturity Date. The Company shall have no right to prepay the Principal Amount of this Note.
Section 2.
Seniority. The obligations of the Company hereunder (a) shall rank junior to the Company's Notes governed by the Business Loan Agreement, dated as of November 16, 2018, by and among the Company and the Beachcorp, LLC, as amended from time to time (the "Beachcorp Loan Agreement"), (b) are secured by liens which are junior to the liens securing the Company's Promissory Note, originally dated March 4, 2018, payable to the order of Libertyville Bank and Trust Company, as amended by that certain Change in Terms Agreement, dated March 4, 2019 (as so amended and as it may be hereafter amended, modified, extended or refinanced from time to time), and (c) shall be senior to the Company's unsecured indebtedness.
Section 3.
Conversion.
(a) Conversion by Holder. Subject to the terms hereof and restrictions and limitations contained herein, and provided that the Company has filed the Certificate Amendment as provided for in the Purchase Agreement, the Holder shall have the right, at such Holder's option, at any time and from time to time to convert the outstanding Principal Amount under this Note in whole or in part by delivering to the Company a fully executed notice of conversion in the form of conversion notice attached hereto as Exhibit A (the "Conversion Notice"), which may be transmitted by facsimile or email (with the original mailed on the same day be certified or registered mail, postage prepaid and return receipt requested or via overnight courier), on the date of conversion (the "Conversion Date"). A Conversion Notice shall be deemed sent on the date of delivery if delivered before 5:00 p.m. Central Time on such date, or the day following such date if delivered after 5:00 p.m. Central Time. In the event that the Certificate Amendment has not been properly approved and filed on or before 5:00pm (Central Time) on December 31, 2019, the entire principal balance of this Note and all other unpaid amounts accrued hereunder, shall become immediately due and payable and the Company shall immediately pay to the Holder an amount equal to 105% of the outstanding Principal Amount of the Notes held by the Holder (plus all accrued and unpaid interest, if any).
(b) Conversion Date Procedures. Upon conversion of this Note pursuant to this Section 3, the outstanding Principal Amount hereunder shall be converted into such number of fully paid, validly issued and non-assessable shares of Common Stock, free of any liens, claims and encumbrances, as is determined by dividing the outstanding Principal Amount (and, at the election of the Holder, any accrued interest or applicable late charges) being converted by the then applicable Conversion Price. If a conversion under this Note cannot be effected in full for any reason, or if the Holder is converting less than all of the outstanding Principal Amount hereunder pursuant to a Conversion Notice, the Company shall, upon request by the Holder, promptly deliver to the Holder (but no later than five Trading Days after the Conversion Date) a Note for such outstanding Principal
Amount (and, at the election of the Holder, any accrued interest or applicable late charges) as has not been converted if this Note has been surrendered to the Company for partial conversion. The Holder shall not be required to physically surrender this Note to the Company upon any conversion hereunder unless the full outstanding Principal Amount (and, at the election of the Holder, any accrued interest or applicable late charges) represented by this
Note is being converted or repaid. The Holder and the Company shall maintain records showing the outstanding Principal Amount (and, at the election of the Holder, any accrued interest or applicable late charges) so converted and repaid and the dates of such conversions or repayments or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon each such conversion or repayment.
(i) Stock Certificates or DWAC. The Company will deliver to the Holder not later than three (3) Trading Days after the Conversion Date, a certificate or certificates which shall be free of restrictive legends and trading restrictions (assuming that the Registration Statement has been declared effective), representing the number of shares of Common
Stock being acquired upon the conversion of this Note. In lieu of delivering physical certificates representing the shares of Common Stock issuable upon conversion of this Note, provided the Company's transfer agent is participating in the Depository Trust Company ("DTC")
Fast Automated Securities Transfer ("FAST") program, upon request of the Holder, the Company shall use commercially reasonable efforts to cause its transfer agent to electronically transmit such shares issuable upon conversion to the Holder (or its designee), by crediting the account of the Holder's (or such designee's) prime broker with DTC through its Deposit Withdrawal Agent Commission system (provided that the same time periods herein as for stock certificates shall apply). If in the case of any conversion hereunder, such certificate or certificates are not delivered to or as directed by the Holder by the third Trading Day after the Conversion
Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Company shall immediately return this Note tendered for conversion.
(c) Conversion Price Adjustments.
(i) Stock Dividends and Splits. If the Company or any of its subsidiaries, at any time while the Notes are outstanding (A) shall pay a stock dividend or otherwise make a distribution or distributions on any equity securities (including instruments or securities convertible into or exchangeable for such equity securities) in shares of Common Stock, or (B) subdivide outstanding Common Stock into a larger number of shares, then each Affected
Conversion Price (as defined below) shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding before such event and the denominator of which shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 3(c)(i) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision.
As used herein, the Affected Conversion Prices (each an "Affected Conversion Price") shall refer to: (i) the Conversion Price; (ii) each reported daily closing price of the Common Stock on the Principal Market occurring on any Trading Day included in the period used for determining the Market Price, the Conversion Price, and applicability of the restriction in Section 3(f), as the case may be, which Trading Day occurred before the record date in the case of events referred to in clause (A) of this Section 3(c)(i) and before the effective date in the case of the events referred to in clause (B) of this Section 3(c)(i).
(ii) Distributions. If the Company or any of its subsidiaries, at any time while the Notes are outstanding, shall distribute to all holders of Common Stock evidences of its indebtedness or assets or cash or rights or warrants to subscribe for or purchase any security of the Company or any of its subsidiaries (excluding those referred to in Section 3(c)(i) above), then concurrently with such distributions to holders of Common Stock, the Company shall distribute to holders of the Notes the amount of such indebtedness, assets, cash or rights or warrants which lower of: (A) the Conversion Price or (B) the holders of Notes would have received had all their Notes been converted into Common Stock at the then applicable Market Price immediately prior to the record date for such distribution.
(iii) Rounding of Adjustments. All calculations under this
Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.
(iv) Notice of Adjustments. Whenever any Affected Conversion Price is adjusted pursuant to Section 3(c)(ii) above, the Company shall promptly deliver to each holder of the Notes, a notice setting forth the Affected Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, provided that any failure to so provide such notice shall not affect the automatic adjustment hereunder.
(v) Change in Control Transactions. In case of any Change in Control Transaction, the Holder shall have the right thereafter to, at its option, require the Company or its successor to redeem this Note, in whole or in part, at a redemption price equal to 105% of the outstanding Principal Amount (plus any accrued interest or applicable late charges) being redeemed. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.
(vi) Notice of Certain Events. If:

A. the Company shall declare a dividend (or any other distribution) on its Common Stock; or
B. the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or
C. the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or
D. the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share of exchange whereby the Common Stock is converted into other securities, cash or property; or
E. the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be mailed to the Holder at its last address as it shall appear upon the books of the Company, on or prior to the date notice to the Company's stockholders generally is given, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.
(d) Reservation and Issuance of Underlying Securities. The Company covenants that it will at all times following the filing of the Certificate Amendment, reserve and keep available out of its authorized and unissued Common Stock solely for the purpose of issuance upon conversion of this Note (including repayments in stock), free from preemptive rights or any other actual contingent purchase rights of persons other than the holders of the Notes, not less than such number of shares of Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Purchase Agreement) be issuable (taking into account the adjustments under this Section 3 but without regard to any ownership limitations contained herein) upon the conversion of this Note hereunder in Common Stock (including repayments in stock). The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid, nonassessable and, assuming that the Registration Statement has been declared effective, freely tradeable.
(e) No Fractions. Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing price of a share of Common Stock at such time. If the Company elects not, or is unable, to make such cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.
(f) Charges, Taxes and Expenses. Issuance of certificates for shares of Common Stock upon the conversion of this Note (including repayment in stock) shall be made without charge to the holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for shares of Common Stock are to be issued in a name other than the name of the Holder, this Note when surrendered for conversion shall be accompanied by an assignment form; and provided further, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any such transfer.
(g) Cancellation. After all of the Principal Amount
(including accrued but unpaid interest and default payments (including any applicable late charges) at any time owed on this Note) have been paid in full or converted into Common Stock, this Note shall utomatically be deemed canceled and the Holder shall promptly surrender the Note to the Company at the Company's principal executive offices.
(h) Notices Procedures. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Conversion Notice, shall be in writing and delivered personally, by confirmed facsimile or email, or by a nationally recognized overnight courier service to the Company at the email, facsimile, telephone number or address of the principal place of business of the Company as set forth in the Purchase Agreement. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or by a nationally recognized overnight courier service addressed to the Holder at the facsimile telephone number or address of the Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed delivered (i) upon receipt, when delivered personally, (ii) when sent by facsimile, upon receipt if received on a Business Day prior to 5:00 p.m. (Central Time), or on the first Business Day following such receipt if received on a Business Day after 5:00 p.m. (Central Time) or (iii) upon receipt, when deposited with a nationally recognized overnight courier service.
Section 4.
Defaults and Remedies.
(a) Events of Default. An "Event of Default" is: (i) a default in the payment of any Principal Amount of the Notes; (ii) default under the Beachcorp Loan Agreement, (iii) failure by the Company for ten (10) days after notice to it, to comply with any provision of the Purchase Agreement or any of the Registration Rights provisions of the CSPA;
(iv) an Event of Default under the Security Agreement;
(v) a material breach by the Company of its representations or warranties in the Purchase Agreement;
(vi) any event of default under or acceleration prior to maturity of any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or a subsidiary of the Company or for money borrowed the repayment of which is guaranteed by the Company or a subsidiary of the Company, whether such indebtedness or guarantee now exists or shall be created hereafter, provided that the obligations with respect to any such borrowed or accelerated amount exceeds, in the aggregate, $100,000; (vii) any money judgment, writ or warrant of attachment, or similar process in excess of $100,000 in the aggregate shall be entered or filed against the Company or a subsidiary of the Company or any of their respective properties or other assets and shall remain unpaid, unvacated, unbonded and unstayed for a period of 30 days; (viii) if the Company or any subsidiary of the Company pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case; (B) has an involuntary case commenced against it, and such case is not dismissed within 45 days of such commencement or consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing that it is generally unable to pay its debts as the same become due; (ix) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (1) is for relief against the Company in an involuntary case; (2) appoints a Custodian of the Company or for all or substantially all of its property; or (3) orders the liquidation of the Company or any subsidiary, and the order or decree remains unstayed and in effect for forty-five (45) days; or (x) the Company fails to approve and file the Certificate Amendment on or before December 31, 2019. The terms "Bankruptcy Law" means
Title 11, U.S. Code, or any similar federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
(b) Remedies. If an Event of Default occurs and is continuing with respect to this Note, the Holder may declare all of the then outstanding Principal Amount of this Note, including any interest due thereon, to be due and payable immediately, except that in the case of an Event of Default arising from events described in clauses (vii), (viii) and (x) of
Section 4(a), this Note shall become due and payable without further action or notice. In the event of an acceleration under clause (x) of Section 4(a), the amount due and owing to the Holder shall be 105% of the outstanding Principal Amount of the Notes held by the Holder (plus all accrued and unpaid interest, if any). In either case the Company shall pay interest on such amount in cash at the Default Rate to the Holder if such amount is not paid within seven days of Holder's request. The remedies under this Note shall be cumulative.
Section 5.
Purchase Agreement; Security Agreement; CSPA. This Note is being issued to the Holder in connection with the Purchase Agreement and is entitled to the benefits thereof. The Company's obligations under this Note are also secured, pursuant to the terms of the Security
Agreement by all the assets of the Company and SOLESENCE, LLC, a Delaware limited liability company ("Grantor").
The Conversion Shares are entitled to registration pursuant to the Registration Rights provisions of the CSPA which is amended by the Purchase Agreement.
Section 6.
General.
(a) Payment of Expenses. The Company agrees to pay all reasonable charges and expenses, including attorneys' fees and expenses, which may be incurred by the Holder in successfully enforcing this Note and/or collecting any amount due under this Note.
(b) Savings Clause. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum allowable under law.
(c) Amendment. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and holders of 75% of the Principal Amount of all Notes.
(d) Assignment, Etc. The Holder may assign or transfer this Note to any transferee. The Holder shall notify the Company of any such assignment or transfer promptly.
This Note shall be binding upon the Company and its successors and shall inure to the benefit of the Holder and its successors and permitted assigns.
(e) No Waiver. No failure on the part of the Holder to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Holder of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to the Holder or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Holder from time to time.
(f) Governing Law; Jurisdiction.
(i) Governing Law. THIS NOTE WILL BE GOVERNED BY AND
CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF
ILLINOIS WITHOUT REGARD TO ANY CONFLICTS OF LAWS
PROVISIONS THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.
(ii) Jurisdiction. The Company irrevocably submits to the exclusive jurisdiction of any State or Federal
Court sitting in the State of Illinois, County of Cook, over any suit, action, or proceeding arising out of or relating to this Note. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Company agrees that the service of process upon it mailed by certified or registered mail, postage prepaid and return receipt requested (and service so made shall be deemed complete three days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Holder's right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.
(iii) NO JURY TRIAL. THE COMPANY HEREBY KNOWINGLY AND
VOLUNTARILY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO A
TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED ON,
OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH,
THIS NOTE.
(g) Replacement Notes. This Note may be exchanged by
Holder at any time and from time to time for a Note or Notes with different denominations representing an equal aggregate outstanding Principal Amount, as reasonably requested by Holder, upon surrendering the same. No service charge will be made for such registration or exchange. In the event that Holder notifies the Company that this Note has been lost, stolen or destroyed, a replacement Note identical in all respects to the original Note (except for registration number and Principal Amount, if different than that shown on the original Note), shall be issued to the Holder, provided that the Holder executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with the Note.

Signature Page Follows

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed on November 20, 2019.

NANOPHASE TECHNOLOGIES CORPORATION, a Delaware corporation

By:

Name:

Title:

Attest:

Sign:

Print Name:

EXHIBIT A
FORM OF CONVERSION NOTICE
(To be Executed by the Holder in order to Convert a Note)

The undersigned hereby elects to convert the aggregate outstanding Principal Amount (as defined in the Note) indicated below of this Note into shares of Common Stock, $0.01 par value per share (the "Common Stock"), of NANOPHASE TECHNOLOGIES CORPORATION, a Delaware corporation
(the "Company") according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.
Conversion information:

Date to Effect Conversion

Aggregate Principal Amount of Note Being Converted

Aggregate Interest (plus any applicable late charges)
Being Converted

Number of shares of Common Stock to be Issued

Applicable Conversion Price

Signature

Name

Address